Exhibit 99.1

CASI PHARMACEUTICALS ENTERS INTO DEFINITIVE AGREEMENT
FOR THE DIVESTITURE OF ASSETS IN CHINA

BEIJING, China (May 12, 2025) CASI Pharmaceuticals, Inc. (Nasdaq: CASI, “CASI” or the “Company”), a Cayman incorporated biopharmaceutical company focused on developing and commercializing innovative therapeutics and pharmaceutical products, today announced that it has entered into a definitive Equity and Assets Transfer Agreement (the “Equity and Assets Transfer Agreement”) with Kaixin Pharmaceuticals Inc. (“Kaixin Pharmaceuticals”), a Cayman Islands incorporated entity wholly-owned by Dr. Wei-Wu He, Chairman of the board of directors and CEO of the Company and two direct wholly-owned subsidiaries of the Company in China (the “Target Companies”), pursuant to which the Company shall sell and transfer, and Kaixin Pharmaceuticals shall purchase and acquire, 100% equity interests in both Target Companies (the “Target Equity Interests”), and all licensing rights, distribution rights, supply arrangements and related rights related to BI-1206 (in China), CID-103(in Asia excluding Japan) and Thiotepa (in China excluding Hong Kong, Macau and Taiwan) (the “Target Pipeline Products”) for an aggregate purchase price of $20.0 million, which shall include assumption of up to $20.0 million of indebtedness of the Company (the “Transaction”).

The closing of the Transaction shall be subject to certain customary conditions, including resolution of certain judicial freeze on the Target Equity Interests issued in connection with certain ongoing legal dispute of the Company. As part of the Transaction, the Company and Kaixin Pharmaceuticals plan to enter into certain novation and/or assignment agreements with relevant licensors to effect the transfer of rights related to the Target Pipeline Products, which is expected to be completed concurrently with the transfer of the Target Equity Interests.

The Company’s board of directors, acting upon the unanimous recommendation of a committee of independent directors established by the board of directors (the “Special Committee”), approved the Equity and Assets Transfer Agreement and the Transaction. The Special Committee negotiated the terms of the Equity and Assets Transfer Agreement with the assistance of its financial and legal advisors.

After the closing of the Transaction, the Company expects to retain the rights related to CID-103 (in Japan and non-Asian regions), EVOMELA®, FOLOTYN®, CNCT19 and CB-5339, and remain firmly committed to progressing CID-103 at an accelerated pace. The Company believes this initiative aligns with its strategic pivot toward developing CID-103 for the treatment of organ transplant rejection and autoimmune diseases.

The Benchmark Company, LLC is serving as the financial advisor to the Special Committee. Skadden, Arps, Slate, Meagher & Flom LLP is serving as U.S. legal counsel to the Special Committee. Zhong Lun Law Firm is serving as PRC legal counsel to the Company.

Global Law Office is serving as PRC legal counsel to Kaixin Pharmaceuticals.

About CASI Pharmaceuticals

CASI Pharmaceuticals, Inc. is a biopharmaceutical company focused on developing and commercializing innovative therapeutics and pharmaceutical products in China, the United States, and throughout the world. The Company is focused on acquiring, developing, and commercializing products that augment its focus on hematology oncology therapeutics and therapeutics for organ transplant rejection and autoimmune disease, as well as other areas of unmet medical need. The Company intends to execute its plan to become a leader by launching medicines in the Greater China market, leveraging the Company’s China-based regulatory and commercial competencies and its global drug development expertise. The Company’s operations in China are conducted through its wholly owned subsidiary, CASI Pharmaceuticals (China) Co., Ltd., located in Beijing, China. More information on CASI is available at www.casipharmaceuticals.com.

CASI Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as the Company's strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the "SEC"), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the possibility that the Transaction will not occur as planned if events arise that result in the termination of the Equity and Assets Transfer Agreement, or if one or more of the various closing conditions to the Transaction are not satisfied or waive; the possibility that our plan with respect to the business operations after the consummation of the Transaction can be implemented successfully; our recurring operating losses have raised substantial doubt regarding our ability to continue as a going concern; the possibility that we may be delisted from trading on The Nasdaq Capital Market if we fail to satisfy applicable continued listing standards; the volatility in the market price of our ordinary shares; the risk of substantial dilution of existing shareholders in future share issuances; the difficulty of executing our business strategy on a global basis including China; our inability to enter into strategic partnerships for the development, commercialization, manufacturing and distribution of our proposed product candidates or future candidates; legal or regulatory developments in China that adversely affect our ability to operate in China; our lack of experience in manufacturing products and uncertainty about our resources and capabilities to do so on a clinical or commercial scale; risks relating to the commercialization, if any, of our products and proposed products (such as marketing, safety, regulatory, patent, product liability, supply, competition and other risks); our inability to predict when or if our product candidates will be approved for marketing by the U.S. Food and Drug Administration, European Medicines Agency, PRC National Medical Products Administration, or other regulatory authorities; our inability to receive approval for renewal of license of our existing products; the risks relating to the need for additional capital and the uncertainty of securing additional funding on favorable terms; the risks associated with our product candidates, and the risks associated with our other early-stage products under development; the risk that result in preclinical and clinical models are not necessarily indicative of clinical results; uncertainties relating to preclinical and clinical trials, including delays to the commencement of such trials; our ability to protect our intellectual property rights; the lack of success in the clinical development of any of our products; and our dependence on third parties; the risks related to our dependence on Juventas to conduct the clinical development of CNCT19 and to partner with us to co-market CNCT19; risks related to our dependence on Juventas to ensure the patent protection and prosecution for CNCT19; the risk related to the Company's ongoing development of and regulatory application for CID-103 with respect to the treatment of antibody-mediated rejection for organ transplant and the license arrangements of CID-103; risks relating to interests of our largest shareholder and our Chairman and CEO that differ from our other shareholders; risks related to the development of a new manufacturing facility by CASI Pharmaceuticals (Wuxi) Co., Ltd. and risks related to our disagreement with Acrotech with respect to the termination of agreements regarding EVOMELA®. Further information regarding these and other risks is included in the Company's filings with the SEC. All information provided herein is as of the date of this announcement, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law. We caution readers not to place undue reliance on any forward-looking statements contained herein.

EVOMELA® is proprietary to Acrotech Biopharma Inc. and its affiliates. FOLOTYN® is proprietary to Acrotech Biopharma Inc and its affiliates. The Company is currently involved in disputes and legal proceedings related to certain pipeline products, including EVOMELA® and CNCT-19. Please refer to the Company’s earlier SEC filing for further information.

COMPANY CONTACT:

Rui Zhang

CASI Pharmaceuticals, Inc.

240.864.2643

ir@casipharmaceuticals.com